December 17, 2018

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	The Simply Good Foods Company
Registration Statement on Form S-3
Filed December 6, 2018
File No. 333-228696

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, The Simply Good Foods Company (the “Company”) hereby requests that the effective date of the above-captioned Registration Statement on Form S-3 be accelerated so that it becomes effective at 4:00 p.m., Eastern Time, on Wednesday, December 19, 2018, or as soon thereafter as practicable.

Please call Ned Prusse of Perkins Coie LLP, counsel to the Company, at (303) 291-2374 as soon as the Registration Statement has been declared effective.

Respectfully submitted,

By:	/s/ Todd E. Cunfer
Todd E. Cunfer
Chief Financial Officer